September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: BIOLASE,	Inc.

Registration Statement on Form S-1, as amended

File No. 333-273372

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Lake Street Capital Markets, LLC and Maxim Group LLC, as representatives of the several underwriters, hereby join in the request of BIOLASE, Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 5:00 p.m. Eastern Time on Wednesday, September 13, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we wish to advise you that we have distributed approximately 375 copies of the preliminary prospectus to prospective underwriters, institutional investors, dealers and others.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

As Representative of the Several Underwriters Named in the Underwriting Agreement

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking

MAXIM GROUP LLC

As Representative of the Several Underwriters Named in the Underwriting Agreement

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director, Investment Banking

[Signature Page to Underwriters’ Acceleration Request]